SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2) *

Aptose Biosciences Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03835T200

(CUSIP Number)

August 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 9 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03835T200	13G	Page 2 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DRW Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,888,275
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,888,275
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888,275
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.993% (1)(2)
12.	TYPE OF REPORTING PERSON* OO

__________________

(1) Based on 88,948,744 shares of the Issuer’s common stock outstanding as of August 3, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2021.

(2) As of August 3, 2021, DRW Investments, LLC and DRW Commodities, LLC collectively beneficially owned more than 10% of the Issuer’s common stock.

CUSIP No.	03835T200	13G	Page 3 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DRW Commodities, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,162
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,162
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,162
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.005% (1)
12.	TYPE OF REPORTING PERSON* OO

CUSIP No.	03835T200	13G	Page 4 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DRW Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,892,437 (3)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,892,437 (3)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,892,437 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.997% (1)(2)
12.	TYPE OF REPORTING PERSON* OO

 __________________

(3) Comprised of shares of common stock held by DRW Investments, LLC and DRW Commodities, LLC.

CUSIP No.	03835T200	13G	Page 5 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald R. Wilson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,892,437 (4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,892,437 (4)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,892,437 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.997% (1)(2)
12.	TYPE OF REPORTING PERSON* IN

 __________________

(4) Comprised of shares of common stock held by DRW Investments, LLC and DRW Commodities, LLC.

CUSIP No.	03835T200	13G	Page 6 of 9

Item 1(a).	Name of Issuer:

Aptose Biosciences Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

251 Consumers Road, Suite 1105, Toronto, Ontario, M2J 4R3 Canada

Item 2(a).	Name of Person Filing:

DRW Investments, LLC, DRW Commodities, LLC, DRW Holdings, LLC and Donald R. Wilson, Jr.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

DRW Investments, LLC, DRW Commodities, LLC, DRW Holdings, LLC and Donald R. Wilson, Jr., 540 West Madison Street, Suite 2500, Chicago, Illinois 60661

Item 2(c).	Citizenship:

DRW Investments, LLC - Illinois limited liability company; DRW Commodities, LLC and DRW Holdings, LLC - Delaware limited liability companies; Donald R. Wilson, Jr. – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

03835T200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	03835T200	13G	Page 7 of 9

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

DRW Investments, LLC – 8,888,275 shares DRW Commodities, LLC - 4,162 shares DRW Holdings, LLC – 8,892,437 shares Donald R. Wilson, Jr. – 8,892,437 shares

(b)	Percent of class**:

DRW Investments, LLC – 9.993% DRW Commodities, LLC - 0.005% DRW Holdings, LLC – 9.997% Donald R. Wilson, Jr. – 9.997%

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote:	DRW Investments, LLC - 8,888,275 DRW Commodities, LLC - 4,162 DRW Holdings, LLC – 8,892,437 Donald R. Wilson, Jr. – 8,892,437

	(ii)	Shared power to vote or to direct the vote:	All Reporting Persons - 0

	(iii)	Sole power to dispose or to direct the disposition of:	DRW Investments, LLC - 8,888,275 DRW Commodities, LLC - 4,162 DRW Holdings, LLC – 8,892,437 Donald R. Wilson, Jr. – 8,892,437

	(iv)	Shared power to dispose or to direct the disposition of:	All Reporting Persons - 0

**See footnotes on cover pages which are incorporated by reference herein.

CUSIP No.	03835T200	13G	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

CUSIP No.	03835T200	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRW INVESTMENTS, LLC

By: /s/ Jeffrey Levoff

       Jeffrey Levoff, Authorized Signatory

DRW COMMODITIES, LLC

By: /s/ Jeffrey Levoff

       Jeffrey Levoff, Authorized Signatory

DRW HOLDINGS, LLC

By: /s/ Jeffrey Levoff

       Jeffrey Levoff, Authorized Signatory

DONALD R. WILSON, JR.

/s/ Patricia Levy

Patricia Levy, Attorney-in-Fact

Date: August 9, 2021

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Power of Attorney (1).

 (1) Power of Attorney previously filed as Exhibit 99.7 to a Schedule 13D with regard to SCG Financial Acquisition Corp. filed with the Securities and Exchange Commission on December 26, 2012 by 2012 DOOH Investments LLC, DOOH Investment Manager LLC and Donald R. Wilson.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Aptose Biosciences Inc. shall be filed on behalf of the undersigned.

DRW INVESTMENTS, LLC

By: /s/ Jeffrey Levoff

       Jeffrey Levoff, Authorized Signatory

DRW COMMODITIES, LLC

By: /s/ Jeffrey Levoff

       Jeffrey Levoff, Authorized Signatory

DRW HOLDINGS, LLC

By: /s/ Jeffrey Levoff

       Jeffrey Levoff, Authorized Signatory

DONALD R. WILSON, JR.

/s/ Patricia Levy

Patricia Levy, Attorney-in-Fact